Exhibit 99.2

BORR DRILLING LIMITED
NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS
January 8, 2021

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders of Borr Drilling Limited (the “Company”) will be held on Friday, January 8, 2021 at 09:30 a.m. ADT at the Registered Office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purposes, all of which are more completely set forth in the accompanying information statement:

To consider the following Company proposal:

To approve the increase of the Company’s authorized share capital from US$11,932,692.30 divided into 238,653,846 common shares of US$0.05 par value each to US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each by the authorization of an additional 51,346,154 common shares of US$0.05 par value each.

By Order of the Board of Directors

Georgina Sousa
Secretary

Dated:	December 31, 2020

Notes:

1.
The Board of Directors has fixed the close of business on January 4, 2021, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person** or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

** Due to the current COVID-19 travel restrictions, we recognize that it will not be possible for most shareholders to travel to Bermuda and we will therefore provide conference call details for any shareholders who request same not later than 48 hours before the time for holding the meeting having met the conditions as set out in Note 2 above.

3.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a majority of the votes cast.

4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to allow companies to furnish proxy materials to their shareholders via the internet.  We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Special General Meeting.  Accordingly, we will mail to our shareholders of record and beneficial owners instructions on how to access the attached proxy statement via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.  TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON JANUARY 8, 2021.

COMPANY PROPOSAL

TO APPROVE THE INCREASE IN THE COMPANY’S AUTHORISED SHARE CAPITAL

The authorised share capital of the Company is US$11,932,692.30 consisting of 238,653,846 common shares, par value US$0.05 each of which 220,318,704 common shares are in issue.  The Company would like to increase the share capital in order to have sufficient for potential future share issuances. At the Meeting the Board will ask the Shareholders to approve the increase of the Company’s authorised share capital from US$11,932,692.30 divided into 238,653,846 common shares of US$0.05 par value each to US$14,500,000.00 divided into 290,000,000 common shares of US$0.05 par value each by the authorization of an additional 51,346,154 common shares of US$0.05 par value each.  The increase will result in authorised share capital of US$14,500,000 comprising 290,000,000 common shares of US$0.05 per value each.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting.

By Order of the Board of Directors

Georgina Sousa
Secretary

December 31, 2020
Hamilton, Bermuda